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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2003

Commission File No. 0-31096

INTERNATIONAL TOWER HILL MINES LTD.

Registrant's Name

#507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Notice of Annual General Meeting.

99.2

Information Circular.

99.3

Form of Proxy.

99.4

Return Card.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

(Registrant)

By

/s/ Anton J. Drescher

Anton J. Drescher,

President

Date     October 23, 2003

INTERNATIONAL TOWER HILL MINES LTD.

Suite 507 - 837 West Hastings Street

Vancouver, BC   V6C 3N6

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of INTERNATIONAL TOWER HILL MINES LTD. (the "Company") will be held at Suite 507, 837 West Hastings Street, in the City of Vancouver, BC, on Thursday, the 30th day of October, 2003 at the hour of 8:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.

TO receive and consider the Report of the Directors to the Shareholders.

2.

TO receive and consider the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended May 31, 2003.

3.

TO appoint an auditor for the Company to hold office until the next annual general meeting of the Company.

4.

TO authorize the directors to fix the remuneration to be paid to the auditor for the Company.

5.

TO elect directors to hold office until the next annual general meeting of the Company.

6.

TO approve a special resolution that the memorandum of the Company be altered by subdividing all of the 20,000,000 common shares without par value, whether issued or unissued, into 40,000,000 common shares without par value, so that the authorized capital of the Company is from 20,000,000 common shares to 40,000,000 common shares without par value and the number of fully paid issued shares is increased from 9,012,183 to 18,024,366 common shares without par value; such share subdivision to be carried out in the future at the sole discretion of the Board of Directors..

7.

TO approve the implementation of a formal Stock Option Plan wherein the Company will grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company, the form of such Stock Option Plan which is more particularly described in the attached Information Circular.

8.

TO transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Form of Proxy and to mail it or deposit it with Computershare Trust Company of Canada, Proxy Dept.  100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, a Form of Proxy must be received at the aforesaid addresses not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof.

The Company has fixed the close of business on the 25th day of September, 2003 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders.  The transfer books of the Company will not be closed.  Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 29th day of September, 2003.

By Order of the Board of

INTERNATIONAL TOWER HILL MINES LTD.

Per:

“Anton J. Drescher”

ANTON DRESCHER,

President

INTERNATIONAL TOWER HILL MINES LTD.

(the “Corporation”)

INFORMATION CIRCULAR

For the Annual General Meeting To Be Held on October 30th, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of INTERNATIONAL TOWER HILL MINES LTD. (the "Corporation") for use at the annual general meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting, and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy (the “Proxy”) are directors of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM/HER/IT ON HIS/HER/ITS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED PROXY.  TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS/HER/ITS NOMINEE IN THE BLANK SPACE PROVIDED.  THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT.  100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, AT LEAST FORTY-EIGHT (48) HOURS BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE SCHEDULED COMMENCEMENT OF THE MEETING.

The Proxy must be signed by the shareholder or by his/her/its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A shareholder who has provided a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with Computershare Trust Company of Canada at its address set out herein at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used or with the Chairman of the Meeting prior to the scheduled commencement of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters that may properly be brought before the Meeting. At the time of printing this Information Circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters that are not now known to Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (the “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Information Circular and Form of Proxy (collectively referred to as the “Meeting Material”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Material to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Material to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive the Meeting Material will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise not complete.  Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with the Corporation’s Registrar and Transfer Agent, Computershare Trust Company of Canada, as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy” or “authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management designated proxy holders named in the form and insert the Non-Registered Holder’s name in the blank space provided (executed by the broker).  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of twenty million (20,000,000) common shares without par value.

As of September 25, 2003, 9,012,183 common shares of the Corporation were issued and outstanding, each one share carrying the right to one vote. Only those shareholders of record on September 25, 2003 holding common shares shall be entitled to vote at the forthcoming Meeting or any adjournment thereof in person or by Proxy.

The Notice of Meeting was filed in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer with securities administrators wherein the Corporation’s registered shareholders have their addresses, and given to stock exchanges upon which the securities of the Corporation are listed and clearing agencies.

To the knowledge of the directors and officers of the Corporation the following shareholders, beneficially owning, directly or indirectly, or exercising control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation:

Name of Member	Number of Shares	Percentage of Issued and Outstanding
Anton J. Drescher	6,139,218	68.12%

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

Reference is also made to the heading below “Particulars of Matters to be Acted Upon”, specifically sub-heading “Election of Directors” for additional information.

Name, Country of Ordinary Residence and Other Positions, if any, held with the Corporation	Date First Became a Director	Number of Shares Beneficially Owned Directly or Indirectly(1)
Anton J. Drescher * Burnaby, British Columbia President and Director	1991	6,139,218
Norman J. Bonin * Sechelt, British Columbia Director	1987	65,160
Rowland Perkins * Calgary, Alberta Director	1998	200

*

Member of Audit Committee

Principal Occupation or Employment During the Past Five Years of Nominee Directors

Unless otherwise stated, each of the below-named nominees has held the principal occupation or employment indicated for the past five years.

Anton J. Drescher - Mr. Drescher has been Chief Financial Officer of USA Video Interactive Corp., a public company listed for trading on the TSX Venture Exchange (the "TSX") and the OTC Bulletin Board, since December 1994, which company is involved in streaming video and video-on-demand. He has also been a director and Secretary/ Treasurer of Cal-Star, Inc., a public company listed for trading on the NEX , which company was previously involved in the development of compression technology and is now deemed an inactive company by the TSX; a director and Secretary/Treasurer of iQuest Networks Inc., a public company listed on the TSX, involved in digital audio distribution since 1996; President of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations since 1979; President of Harbour Pacific Capital Corp., a private British Columbia company involved in regulatory filings for businesses in Canada since 1998; and, since February 2003, a director and Secretary of StorageFlow Systems Corp., a public company listed on the TSX, which company is involved in electronic data storage.  Mr. Drescher has been a Certified Management Accountant since 1981.

Norman J. Bonin - Mr. Bonin has been President and a director of Direct Disposal Corp. since 1993; a director of Cal-Star Inc. from 2000 to present; and a director of iQuest Networks Inc. from 2000 to present.

Rowland Perkins - Mr. Perkins is President/Director of eBackup Inc. form 2001 to present, was Marketing Manager of Intellisave Datavaults Inc. (Securinet Inc.) from 1999 to 2000; Vice-President of Simul Corporation from 1997 to 1999; President of Franchise Network from 1994 to 1997.

Audit Committee

A reporting company is required to elect an audit committee comprised of not fewer than three directors, of whom a majority shall not be officers or employees of a company or an affiliate of a company.  The audit committee's functions are to monitor overall adherence to a company’s policy, the effectiveness of a company's internal audit personnel and their audit activities and to meet with a company's accountants and auditors on financial and audit matters, as appropriate.  Presently, Anton J. Drescher, Norman J. Bonin and Rowland Perkins are the members of the Corporation's Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation's fiscal year end is May 31 in each calendar year (the “Financial Year”).

Pursuant to BC Form 51-904F – Statement of Executive Compensation (“Form 51-904F”) of the Regulation to the British Columbia Securities Act, R.S.B.C. 1996, c. 418 (the “Securities Act”), the Corporation is a "small business issuer", which is defined as a company that:

-

had revenues of less than $25,000,000 in its most recently completed financial year;

-

is not a non-redeemable investment fund or mutual fund;

-

has a public float of less than $25,000,000; and

-

if it is a subsidiary of another company, that other company is also a small business issuer.

For the purpose of this Information Circular:

"executive officer" of a company means an individual who at the time during the year was the chairman or vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of a company or of its subsidiary or other person who performed a policy-making function in respect of the company;

"equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"Public Float" means the aggregate of the market value of each class of equity securities of a company, excluding securities that are beneficially owned, directly or indirectly, or over which control or direction is exercised by persons or companies that alone, or together with their respective associates and affiliates, beneficially own or exercise control or direction over more than 10% of the issued and outstanding equity securities of a company.

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"SAR" means a stock appreciation right, which is a right, granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Named Executive Officer

The Corporation has one Named Executive Officers, being Mr. Anton J. Drescher, the President of the Corporation.

.The following table is a summary of the compensation paid to the chief executive officer of the Corporation and each executive officer who earned over $100,000 in total salary and bonuses during the three (3) most recently completed financial years, for services rendered to the Corporation.

Summary  Compensation  Table

Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Anton J. Drescher President	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$30,000 $30,000 $30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$4,902 $3,250 $2,900

Long-Term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed Financial Year, the Corporation had not awarded or instituted any LTIP's in favour of its Named Executive Officer.

Option/SAR Grants during the most recently completed Financial Year

During the most recently completed Financial Year, there were no Options or SAR'S granted to the Named Executive Officer.

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During its most recently completed Financial Year no Options and/or SAR's were exercised by the Corporation's Named Executive Officer.

Option and SAR Repricing during the most recently completed Financial Year

During the most recently completed Financial Year, no Options or SAR's were re-priced by the Corporation for the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth elsewhere in this Information Circular, there are no arrangement for compensation of the Named Executive Officer, or other directors of the Corporation, in the event of termination of employment, changes in responsibilities and/or employment contracts, or in the event of change of control of the Corporation.

COMPENSATION OF DIRECTORS

For the Corporation's most recently completed Financial Year:

(a)

no compensation of any kind was accrued, owing or paid to any of the Corporation's directors for acting in their capacity as such;

(b)

no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Corporation's directors for acting in their capacity as such;

(c)

no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to the Corporation as consultants or experts; and

(a)

no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Corporation's directors for services rendered, or proposed to be rendered, to the Corporation as consultants or experts.

Option/SAR Granted/Outstanding during the most recently completed Financial Year

During the most recently completed Financial Year, no Options were granted in favour of the directors, not including the Named Executive Officer (refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Grants during the most recently completed Financial Year End" for particulars of Options granted to the Named Executive Officers").

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During the Financial Year, no Options or SAR's were exercised by the directors of the Corporation (not including the Named Executive Officer refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Exercises during the most recently completed Financial Year End" for particulars of Options exercised by the Named Executive Officer").

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or officers of the Corporation, or any subsidiary thereof (if any), or any associates or affiliates of any of them, is or has been indebted to the Corporation at any time during the last three (3) completed Financial Years of the Corporation, in connection with the purchase of securities of the Corporation, or any subsidiary thereof (if any), or otherwise.  There has been no indebtedness the subject of a guarantee, support agreement, letter of credit or other arrangement provided by the Corporation or any subsidiary thereof.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed herein, none of the directors or officers of the Corporation, or any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction that has materially affected or will materially affect the Corporation.

MANAGEMENT CONTRACTS

Management functions of the Corporation are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Corporation, other than as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

Directors’ Report to Shareholders and Financial Statements

The Directors’ Report to Shareholders, audited financial statements of the Corporation for the fiscal year ending May 31, 2003 (the "Financial Statements") and the auditor’s report thereon will be presented to shareholders at the Meeting.  The Financial Statements and auditor’s report are being mailed to shareholders of record with this Information Circular.  Copies of the Financial Statements, auditor’s report, Notice of Annual General Meeting, Information Circular and Form of Proxy will also be available from Computershare Trust Company of Canada.

Appointment of New Auditors and Remuneration of Auditors

Shareholders will be asked to appoint MacKay LLP, Chartered Accountants, of Suite 1100 – 1177 West Hastings Street, Vancouver, BC V6E 4T5, to serve as the auditors of the Corporation until the next annual general meeting of the shareholders.

Shareholders will also be asked to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors.

Election of Directors

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of three persons. The names of further nominees for directors may come from the floor at the Meeting.

Each director elected will hold office until the next annual general meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Corporation.

Reference is made to the heading above “Information Concerning Nominees Submitted by Management” for particulars relating to nominees for director.

Subdivision of Share Capital

The Corporation currently has 9,012,183 common shares issued and outstanding.  Management has determined that it is in the best interests of the shareholders and the Corporation that the authorized and outstanding share capitalization be subdivided on a two for one basis.  At the Meeting, the shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“BE IT RESOLVED as a special resolution that:

(a)

the memorandum of the Corporation be altered by subdividing all of the 20,000,000 common shares without par value, whether issued or unissued, into 40,000,000 common shares without par value so that the authorized capital of the Corporation be increased from 20,000,000 to 40,000,000 common shares without par value and the number of fully paid issued shares be increased from 9,012,183 to 18,024,366 common shares without par value;

(b)

Paragraph 1 of the Memorandum of the Corporation be altered to reflect such share subdivision; and

(c)

The directors be authorized to carry out the share subdivision in the future at the sole discretion of the directors."

As a special resolution, this resolution must be passed by not less than three-quarters of the votes cast by the shareholders who vote at the Meeting.

Stock Option Plan

The Board of Directors of the Corporation wish to adopt a new stock option plan (the “Stock Option Plan”), subject to acceptance by the TSX Venture Exchange (the “TSX”) and the shareholders of the Corporation, subject to any alteration pursuant to the proposed share subdivision set forth herein.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Corporation.  The granting of such options is intended to align the interests of such persons with that of the Corporation.

The number of shares reserved for issuance under the Stock Option Plan shall be 1,802,436 shares, representing 20% of the Corporation's issued share capital as at the date of this Information Circular, subject to any adjustment pursuant to the proposed share subdivision set forth herein.  If the proposed share subdivision set forth herein proceeds, the number of shares reserved for issuance under the Stock Option Plan would be 3,604,872 shares.  The Corporation does not presently have any outstanding stock options.

If the Stock Option Plan is not adopted, options will be granted and amended from time to time, subject to TSX approval in each instance.

The Board of Directors of the Corporation may grant options pursuant to the Stock Option Plan prior to the annual general meeting, on the basis that such options will not be exercisable unless and until the Stock Option Plan has been approved by the shareholders and accepted by the TSX.

A copy of the proposed Stock Option Plan is attached hereto as Schedule “A”.

Accordingly, the shareholders of the Corporation will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

"RESOLVED, as an ordinary resolution, that:

1.

the Stock Option Plan, in the form attached hereto as Schedule “A” and presented at the annual general meeting, be and is hereby approved;

2.

the Corporation be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase common shares of the Corporation;

3.

the maximum number of common shares of the Corporation reserved for issuance under the Stock Option Plan during the first year shall be 1,802,436 common shares, subject to adjustment pursuant to the proposed share subdivision set forth herein;

4.

the Board of Directors or any committee created pursuant to the Stock Option Plan be and is hereby authorized to make such amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders;

5.

the approval of the Stock Option Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Corporation be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan;

6.

the Corporation be and is hereby authorized to abandon or terminate all or any part of the adoption of a Stock Option Plan if the Board of Directors of the Corporation deem it appropriate and in the best interest of the Corporation to do so;

7.

the Corporation be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Corporation may be required to make with the TSX to obtain the approval of the TSX to the Stock Option Plan;

8.

any one or more of the directors of the Corporation be and is hereby authorized and directed to perform all acts, deeds and things and execute, all such documentation and other writings, including necessary treasury order(s), TSX filing forms, British Columbia Securities Commission filing forms and all other necessary regulatory forms, as may be required to give effect to the true intent of this resolution; and

9.

the Board of Directors be authorized in its sole discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Stock Option Plan,  if, in the Board of Directors' sole opinion, the circumstances so warrant."

Recommendation of the Corporation's Directors

The directors have reviewed and considered all facts respecting the foregoing matters, which they have considered to be relevant to shareholders.  It is the unanimous recommendation of the Corporation's directors that shareholders vote for passage of the foregoing resolutions.

OTHER MATERIAL FACTS

Management of the Corporation is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATION

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Corporation’s shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 29th day of September, 2003.

By Order of the Board of

INTERNATIONAL TOWER HILL MINES LTD.

Per:         “Anton J. Drescher

ANTON J. DRESCHER,

President

SCHEDULE "A"

INTERNATIONAL TOWER HILL MINES LTD.

(the “Company”

2003 STOCK OPTION PLAN

(the "Plan")

1.

PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "2003 Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to 5 years as determined by the Board, to buy shares of the Company at a price equal to the Market Price prevailing on the date the option is granted less the applicable discount, if any, permitted by the TSX Policies (as defined herein) and approved by the Board.

2.

DEFINITIONS

In this Plan, the following terms shall have the following meanings:

(a)

"Associate" means an "Associate" as defined in the Exchange Policies.

(b)

“Acceleration Event” means:

(i)

the acquisition by any "offeror" (as defined in Part 13 of the Securities Act) of beneficial ownership of more than 50% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise; and

(ii)

any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders, immediately prior to the merger, have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)

any sale, lease exchange or other transfer (in one transaction or a series or related transaction) of all or substantially all of the assets of the Company;

(iv)

the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company.

(c)

"Board" means the Board of Directors of the Company.

(d)

"Change of Control" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

(e)

"Company" means International Tower Hill Mines Ltd. and its successors.

(f)

"Consultant" means a "Consultant" as defined in the TSX Policies.

(g)

"Consultant Company" means a "Consultant Company" as defined in the TSX Policies.

(h)

"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to permanently prevent the Optionee from:

(i)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(ii)

acting as a director or officer of the Company or its subsidiaries.

(i)

"Discounted Market Price" of Shares means, if the Shares are listed only on the Exchange, the Market Price less the maximum discount permitted under the TSX Policies applicable to Options;

(j)

"Disinterested Shareholder Approval" means a majority of the votes attaching to shares voted at a meeting of shareholders, excluding those attaching to shares held by persons with an interest in the subject matter of the resolution. Votes attaching to securities beneficially owned by interested parties may not be voted in respect of resolutions requiring approval by the Company's disinterested shareholders.

(k)

"Distribution" means a "Distribution" as defined in the TSX Policies.

(l)

"Eligible Persons" has the meaning given to that term in paragraph 1 hereof.

(m)

"Employee" means an "Employee" as defined in the TSX Policies.

(n)

“Exchange" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

(o)

“Expiry Date" means the date set by the Board under section 4.1 of the Plan as the last date on which an Option may be exercised.

(p)

"Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

(q)

"Insider" means an "Insider" as defined in the TSX Policies.

(r)

"Investor Relations Activities" means "Investor Relations Activities" as defined in the TSX Policies.

(s)

"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act.

(t)

"Management Company Employee" means a "Management Company Employee" as defined in the TSX Policies.

(u)

"Market Price" of Shares at any Grant Date means the last closing price per Share preceding the Company's announcement of the grant of the Option or, if the grant is not announced, on the trading day immediately preceding the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

(v)

"Option" means an option to purchase Shares granted pursuant to this Plan.

(w)

"Option Agreement" means an agreement, in the form attached hereto as Appendix "A", whereby the Company grants to an Optionee an Option.

(x)

"Optionee" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

(y)

"Option Price" means the price per Share specified in the Option Agreement, adjusted from time to time in accordance with the provisions of section 5 herein.

(z)

"Option Shares" means the aggregate number of Shares that an Optionee may purchase pursuant to an Option.

(aa)

"Plan" means this 2003 Stock Option Plan.

(bb)

"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

(cc)

"Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

(dd)

"TSX Policies" means the policies included in the TSX Venture Exchange Corporate Finance Manual and "TSX Policy" means any one of them.

(ee)

"Unissued Option Shares" means the number of Shares, at a particular time, that have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

(ff)

"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.

GRANT OF OPTIONS

3.1

Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable or transferable by the Optionee

3.2

Limits on Shares Issuable on Exercise of Options

Subject to the requirements of the Exchange, the maximum number of Shares that may be issuable pursuant to options granted under the Plan shall be 1,802,436 Shares, or such additional amount as may be approved from time to time by the shareholders of the Company.

The maximum number of Shares that may be issuable under the Plan within a one year period is as follows:

(a)

to any one Optionee shall not exceed 5% of the total number of issued and outstanding Shares, calculated on the date the Option is granted;

(b)

to any one Consultant or Consultant Company shall not exceed 2% of the issued shares of the Company, calculated at the date the Option is granted; and

(c)

the aggregate number of options granted to Eligible Persons performing Investor Relations Activities shall not exceed 2% of the issued shares of the Company, calculated at the date the option is granted.

3.3

Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.

EXERCISE OF OPTION

4.1

When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2

Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised.

4.3

Vesting Schedule for Options Granted to Consultants or Consultant Companies Conducting Investor Relations Activities

An Option granted to a Consultant or Consultant Company conducting Investor Relations Activities will become vested with the right to exercise 1/4 of the Option upon the conclusion of every 3 months subsequent to the Grant Date, such that such Optionee will be vested with the right to exercise 100% of the Option upon the conclusion of 12 months from the Grant Date.  By way of example, in the event that such Optionee did not exercise 1/4 of the Option at the conclusion of 3 months from the Grant Date, such Optionee would be entitled to exercise 1/2 of the Option upon the conclusion of 6 months from the Grant Date.

Provided, however, that notwithstanding any vesting schedule specified in respect of any particular option, Options shall become fully vested, and each Optionee shall be entitled to exercise his or her option in respect of the full number of Optioned Shares, upon the occurrence of an Acceleration Event, subject to review and acceptance of the Acceleration Event by the Exchange.

4.4

Termination of Employment

If an Optionee ceases to be a director, officer, Employee, Consultant, Consultant Company or Management Company Employee of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a)

Death or Disability.  If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)

365 days after the date of death or Disability; and

(ii)

the Expiry Date;

(b)

Termination For Cause.  If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term has been interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)

Early Retirement, Voluntary Resignation or Termination Other than For Cause.  If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

4.5

Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Option Shares received upon such exercise,

in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 3.3 shall be reinstated. If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6

Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan as Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five business days and not more that thirty-five days notice is required.  The Offer and the acceleration of the Options under this Section 4.6 are subject to review and acceptance by the Exchange.

4.7

Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8

Exclusion from Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9

Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option that has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1

Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such Share Reorganization, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2

Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)

rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3

Corporate Organization

Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such Option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5

Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchange and any other governmental authority having jurisdiction.

6.

MISCELLANEOUS

6.1

Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2

Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. Disinterested shareholder approval (as required by the Exchange) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to the approval of the Exchange and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3

Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4

Income Taxes

As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5

Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan will be subject to the approval of the shareholders.

6.6

Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7

No representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of the Exchange or any regulatory body having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9

No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan or any option granted thereunder.

6.10

Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12

Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.13

Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors

of INTERNATIONAL TOWER HILL MINES LTD.

on September 25th , 2003.

APPENDIX "A"

INTERNATIONAL TOWER HILL MINES LTD.

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _____________, 20__"

This Option Agreement is entered into between INTERNATIONAL TOWER HILL MINES LTD. (the "Company") and the Optionee named below pursuant to the Incentive Stock Option Plan (the "Plan"), and confirms that:

As of _____________________________, 20__ _____________________ (the “Optionee”) is hereby granted an incentive stock option to purchase up to an aggregate of _________________common shares in the capital stock of the Company; exercisable at a price of $_____ per share; exercisable from time to time up to but not after _________________, ___________, and subject to the Vesting Schedule contained in section 6.6 of the Plan, if applicable; all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of ____________________, ________.

INTERNATIONAL TOWER HILL MINES LTD.

___________________________________

Authorized Signatory

SIGNED, SEALED AND DELIVERED

)

by ________________________________

)

in the presence of:

)

)

________________________________

)

____________________________

Name

)

<Name of Optionee>

________________________________

)

Address

)

)

________________________________

)

)

________________________________

)

Occupation

)

Proxy

INTERNATIONAL TOWER HILL MINES LTD.

Suite 507 - 837 West Hastings Street

Vancouver, BC   V6C 3N6

FORM OF PROXY

ANNUAL GENERAL MEETING

OCTOBER 30, 2003

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of INTERNATIONAL TOWER HILL MINES LTD. (the "Company") hereby appoints ANTON DRESCHER, the President and a Director of the Company, or failing him, NORMAN BONIN, a Director of the Company, or failing both of them ______________________________ or ______________________________ as proxyholder for and on behalf of the undersigned to attend the annual general meeting of shareholders of the Company to be held on October 30, 2003 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified.  The undersigned hereby authorizes the proxyholder to demand a poll.  If no choice is specified in any one or more of the spaces set out below for that purpose, and with respect to any amendments to or variations in any of the matters listed below and to other matters which may properly come before the meeting or any adjournment thereof, the undersigned hereby confers sole discretionary authority on the proxyholder to act at such meeting and any adjournment thereof for and on behalf of and in the name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present, all in the same manner and to the same extent and with the same power as the undersigned could do if personally present thereat, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To appoint MacKay LLP, Chartered Accountants, as auditor
2.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company
3.	To subdivide the 20,000,000 common shares into 40,000,000 common shares so that the authorized capital is increased from 20,000,000 common shares to 40,000,000 common shares
		For	Withhold
4.	To elect as Director, Anton J. Drescher
5.	To elect as Director, Norman J. Bonin
6.	To elect as Director, Rowland Perkins
		For	Against
7.	To approve the implementation of a formal Stock Option Plan
8.	To transact such other business as may properly come before the Meeting

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Form of Proxy”) must be signed by you, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Form of Proxy.

3.

If this Form of Proxy is not dated in the space provided, authority is hereby given by you for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, to Computershare Trust Company of Canada.

4.

A registered shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A registered shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Form of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Form of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Form of Proxy and for the nominees of management for directors and auditor as identified in this Form of Proxy;

OR

(b)

appoint another proxyholder, who need not be a registered shareholder of the Company, to vote according to the registered shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Form of Proxy will be voted or withheld from voting in accordance with the instructions of the registeredsShareholder on any poll of a resolution that may be called for and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Form of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a registered shareholder has submitted an Form of Proxy, the registered shareholder may still attend the Meeting and may vote in person.  To do so, the registered shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canad

Proxy Dept.  100 University Avenue 9th Floor

Toronto Ontario M5J 2Y

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-952

INTERNATIONAL TOWER HILL MINES LTD.

#507 – 837 West Hastings Street

Vancouver, BC    V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

TO REGISTERED HOLDERS

AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41 - Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Regulation:

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Registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters.  Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

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Non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statement, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you are interested in receiving such quarterly reports, please complete and return this form.

NAME OF ISSUER:	INTERNATIONAL TOWER HILL MINES LTD.

NAME OF SHAREHOLDER:

ADDRESS:

SIGNATURE:
I certify that I am a registered shareholder

SIGNATURE:
I certify that I am a non-registered shareholder (beneficial holder)

DATE:	2003

MAIL TO:

International Tower Hill Mines Ltd.

Suite 507 - 837 West Hastings Street

Vancouver, BC   V6C 3N6